Exhibit 99.2

Notice of Extraordinary General Meeting of Invitel Holdings A/S:

The board of directors (the “Board of Directors”) of Invitel Holdings A/S (“Invitel” and, together with its subsidiaries, the “Company”) hereby invites Invitel’s ordinary shareholders to attend an extraordinary general meeting (the “Meeting”) on Wednesday, October 28, 2009 at 1:00 p.m. local time at the Company’s principal Hungarian offices located at Puskas Tivadar u. 8-10 in Budaors, Hungary H-2040.

Agenda:

1. The approval and adoption of (i) the Debt Restructuring Agreement (the “Debt Restructuring Agreement”) among Invitel Holdings A/S, Magyar Telecom B.V. and Hungarian Telecom Finance International Limited dated as of September 30, 2009 and (ii) the consummation of all of the transactions and actions contemplated by the Debt Restructuring Agreement; and

2. The election of four alternate directors to Invitel’s Board of Directors, such alternate directors to serve until Invitel’s 2010 Annual General Meeting.

The Board of Directors proposes election of the following persons as alternate directors: Thierry Baudon (as an alternate director to current director Morten Bull Nielsen); Nikolaus Bethlen (as an alternate director to current director Robert R. Dogonowski); (Craig Butcher as an alternate director to current director Carsten Dyrup Revsbech); and Michael Krammer (as an alternate director to current director Henrik Scheinemann).

The transaction of such other business as may properly come before the Meeting.

Recommendation of Board of Directors:

The Board of Directors recommends that shareholders vote (i) FOR the approval and adoption of the Debt Restructuring Agreement and the consummation of all of the transactions and actions contemplated by the Debt Restructuring Agreement and (ii) FOR the election of the nominees named herein as alternate directors.

U.S. American Depositary Shares Record Date:

The Board of Directors has set October 6, 2009 as the record date for determining the holders of Invitel’s American Depositary Shares (“ADSs”) entitled to instruct Deutsche Bank Trust Company Americas (the “Depositary”) as to the exercise of voting rights pertaining to the ordinary shares represented by the holders’ ADSs.

Rights of Attendance

Each ordinary shareholder of Invitel is entitled to attend the Meeting, provided that they have requested an admission card from Invitel not later than three days prior to the Meeting. Admission cards can be obtained by calling Invitel at 206-654-0204 in the U.S. or 361-801-1919 in Hungary. In order to prove their rights as an ordinary shareholder of Invitel, ordinary shareholders must (i) be registered in Invitel’s register of shareholders, (ii) present relevant documentation from his or her beneficial account with the institution holding the ordinary shares on behalf of the shareholder or (iii) present other satisfactory documentation which must have been issued not more than 14 days prior to the request for an admission card. In order to receive an admission card, an ordinary shareholder must also submit a written statement confirming that their ordinary shares have not been, and will not be, transferred prior to the Meeting.

Each ordinary shareholder may attend the Meeting with an advisor or be represented by a proxy holder, and such proxy holder may exercise the voting rights on behalf of the ordinary shareholder. The instrument of proxy shall be in writing and duly dated and shall be issued for no more than one year.

Requested admission cards will be sent to the appropriate address and will show the number of votes the ordinary shareholder is entitled to according to Article 11 of Invitel’s Articles of Association.

Holders of Invitel’s ADSs can request a non-voting guest admission card from Invitel not later than three days prior to the Meeting. Admission cards can be obtained by calling Invitel at 206-654-0204 in the U.S. or 361-801-1919 in Hungary. In order to document their rights as a holder of ADSs, ADS holders must (i) be registered in Invitel’s register of ADS holders, (ii) present relevant documentation from his or her beneficial account with the institution holding the ADSs on behalf of the shareholder or (iii) present other satisfactory documentation which must have been issued not more than 14 days prior to the request for an admission card. In order to receive an admission card, an ADS holder must also submit a written statement to the effect that their ADSs have not been, and will not be, transferred prior to the Meeting.

Proxies for ADS Holders

The Board of Directors would appreciate the holders of ADSs exercising their voting rights attached to the ADSs by instructing the Depositary as to the exercise of their voting rights. Please mark, execute, date and return the proxy promptly.

Miscellaneous

The Meeting will be conducted in English and the resolutions of the Meeting will be recorded in the minutes in Danish in accordance with Danish Companies Law requirements. An English translation will be made available.

The approval of the Debt Restructuring Agreement and the election of alternate directors will be determined by a simple majority of votes cast. Each ordinary share carries 10 votes. As of October 5, 2009, there were 16,725,733 ordinary shares outstanding.

Each ADS represents one ordinary share of Invitel. Holders of ADSs who wish to vote must do so by instructing the Depositary as described above under “Proxies for ADS Holders.”

Agenda Item #1: The approval of the Debt Restructuring Agreement among Invitel Holdings A/S, Magyar Telecom B.V. and Hungarian Telecom Finance International Limited dated as of September 30, 2009 and the consummation of all of the transactions and actions contemplated by the Debt Restructuring Agreement.

Summary

On September 30, 2009, the Company entered into a series of agreements with entities owned and controlled by Mid Europa Partners Limited (Mid Europa Partners Limited, together with such entities, are hereinafter referred to as “MEP”). MEP is a private equity firm focused on Central and Eastern Europe. The series of agreements are interrelated and the transactions contemplated by such agreements are inter-conditional upon the closing of the other transactions. The consummation of the transactions would result in a restructuring of the Company’s debt structure (the “Debt Restructuring”) and MEP becoming the Company’s majority shareholder as a result of its purchase of all of the shares of Invitel which are currently held by TDC A/S (TDC A/S, together with its subsidiaries, is hereinafter referred to as “TDC”), which comprise approximately 65% of Invitel’s outstanding shares. Depending on the timing of the receipt of the regulatory approvals necessary to consummate the purchase of the shares from TDC, the purchase may be effected in two steps, with the Debt Restructuring being completed at the time of the first step and with the closing of the second step expected to occur either upon receipt of Serbian antitrust approval or no later than March 31, 2010.

The Debt Restructuring Agreement, which is subject to the approval of the Company’s shareholders, and the other agreements, actions and transactions contemplated by the Debt Restructuring Agreement cover, among other agreements, actions and transactions, the following:

•

A tender offer by MEP (the “PIK Notes Tender Offer”) to the holders of the €125 million Floating Rate Senior PIK Notes due 2013 issued by a subsidiary of Invitel (the “2006 PIK Notes”) to tender for purchase by MEP any and all of the outstanding 2006 PIK Notes and the solicitation by the Company to the holders of the 2006 PIK Notes of such holders’ consents to amend the indenture relating to the 2006 PIK Notes (the “2006 PIK Notes Indenture”) in order to eliminate substantially all of the restrictive covenants and related events of default in the 2006 PIK Notes Indenture;

•

The repayment by the Company of €10.7 million of the outstanding balance of the Company’s €32.0 million subordinated term loan among the Company as borrower and two banks as lenders (the “Subordinated Term Loan”);

•

An offer by the Company (the “Cash-Paid Notes Offer”) to purchase at least €85 million principal amount of a combination of the outstanding (i) €200 million Floating Rates Senior Notes due 2013 that were issued by the Company in 2007 (the “2007 Notes”) and (ii) €142 million 10.75% Senior Notes due 2012 that were issued by the Company in 2004 (the “2004 Notes”) to holders of the 2007 Notes and the 2004 Notes located outside the United States and Italy;

•

The amendment and restatement of the Subordinated Shareholder Loan (as defined below) on terms substantially similar to the existing loan. The loan will be increased by up to €91.4 million, with the additional proceeds to be principally used by the Company to fund the Cash-Paid Notes Offer and repay €10.7 million of the outstanding balance of the Subordinated Term Loan and to pay fees and expenses;

•

The (a) amendment and restatement of the Company’s existing senior bank credit facilities (the “Senior Credit Facilities”) pursuant to which (i) some of the existing banks will roll over and, in some cases, increase their commitments, (ii) certain financial covenants will be amended and (iii) the interest margin on the loans will be increased by 0.5% and (b) amendment and restatement of the Subordinated Term Loan; and

•

The election of 4 alternate directors to Invitel’s Board of Directors, which alternate directors are designated by MEP and would serve as alternates to the 4 directors representing TDC. Following the consummation of the transactions contemplated by the agreements, the directors representing TDC would resign and be replaced by the alternates designated by MEP.

The following transactions are inter-conditional upon the closing of the Debt Restructuring Agreement and the above-mentioned agreements, actions and transactions:

•	The sale by TDC to MEP of all TDC’s shares in Invitel, which represent approximately 65% of Invitel’s outstanding shares, for $1.00 per share; and

•

The sale by TDC to MEP of all of TDC’s rights and obligations under a €34.1 million subordinated PIK loan between TDC as the lender and the Company as the borrower (the “Subordinated Shareholder Loan”).

The approval and adoption of the Debt Restructuring Agreement and the consummation of all of the transactions and actions contemplated by the Debt Restructuring Agreement are conditioned upon the approval by the shareholders of Invitel. TDC has undertaken a commitment to MEP to vote for the approval and adoption of the Debt Restructuring Agreement and for the election of the alternate directors nominated by the Board of Directors at the request of MEP. The vote of TDC, as Invitel’s majority shareholder, for the approval and adoption of the Debt Restructuring Agreement and for the election of the alternate directors will be sufficient to approve both agenda items.

If the Debt Restructuring Agreement is approved and all of the contemplated transactions are consummated, the key changes with respect to the Company would include:

•	Experienced New Shareholder – A new majority shareholder with expertise in the telecom markets and in the Central and Eastern European region;

•

Improved Financial Covenant Headroom – As a result of the changes to the financial covenants in the Company’s Senior Credit Facilities and Subordinated Term Loan, the Company would have financial covenants which are less restrictive and the ability to cure up to two covenant breaches with an equity infusion by shareholders, both of which would lower the risk of default;

•	Reduction in Cash-Pay Debt – An expected reduction in the Company’s cash-pay debt at the time of closing, while the amount of such reduction depends on the results of the Cash-Paid Notes Offer;

•

Reduction in Total Debt – An expected reduction in the Company’s total debt at the time of closing. Assuming an initial reduction in total debt, the Company’s total debt could increase as early as 2010 due to the accrual of interest on additional non-cash pay debt. See “Revision of Capital Structure”.

•	Cash Interest Savings – An expected reduction in the Company’s annual cash-pay interest;

•

Future Refinancings – With shareholder debt constituting a greater portion of the Company’s total debt and MEP’s commitment under the Debt Restructuring Agreement to roll over the 2006 PIK Notes and the Subordinated Shareholder Loan upon maturity under certain circumstances (see “Summary of Debt Restructuring Agreement and Related Documentation”), the Company’s refinancing risk would be lower; and

•	Transaction Costs – The Company would incur approximately €10.3 million in transaction costs (of which up to €8.1 million will be funded by MEP under the Subordinated Shareholder Loan).

For a more detailed description of certain of the agreements, see the “Summary of Debt Restructuring Agreement and Related Documentation” below and for access to certain of the full agreements and documents, see “Incorporation of Exhibits by Reference”. Please note that the summaries contained herein and under “Summary of Debt Restructuring Agreement and Related Documentation” do not contain all of the information that you might consider important and are qualified in their entirety by reference to the full text of such documents. See “Incorporation of Exhibits by Reference.”

Background

Global Economic and Financial Crisis

The global economic and financial crisis has affected the whole Central and South Eastern European economy. In addition, Hungary’s monetary and fiscal policies have had a significant impact on the Hungarian economy, which has resulted in a recent significant devaluation of the Hungarian forint.

From 2001 to 2006, the Republic of Hungary was negatively impacted by inadequate governmental monetary and fiscal policies, which resulted in a state budget deficit that peaked at 10% of gross domestic product (“GDP”) in 2006. Starting in 2006, the Hungarian government introduced austerity measures, including reduced state spending and increased taxes, which were intended to reduce the state budget deficit. Hungary also held back consumption in Hungarian forint by keeping the forint interest rate relatively high. These state cutbacks have resulted in lower economic growth (Hungary’s GDP rose by just 1.0% in 2007 and 0.5% in 2008). The high domestic interest rates did, however, lead Hungarian consumers and businesses to take out a majority of their recent loans in foreign currencies, mainly euro and Swiss francs. These factors have contributed to Hungary’s current trade deficit and large current account deficit (the current account deficit is generally the trade deficit plus interest payments on what the country borrows from foreigners to finance the trade deficit). Hungary’s current account deficit is highly dependent on borrowings in foreign currencies. With lower interest rates on foreign currency loans and a strengthening forint, Hungarian businesses and consumers were able to manage their debt repayments. However, with a large current account deficit, a budget deficit, rapid credit growth and a reliance on foreign currency loans, Hungary left itself vulnerable to a financial crisis.

During the recent global financial crisis, risk-averse investors fled riskier debt-laden countries such as Hungary for alternative countries such as the U.S., which resulted in a significant decrease in the value of the Hungarian forint versus the euro and the U.S. dollar. The euro/Hungarian forint exchange rate increased from 243.17 as of September 30, 2008 to as high as 316.00 as of March 6, 2009. The U.S. dollar/Hungarian forint exchange rate increased from 169.15 as of September 30, 2008 to as high as 249.29 as of March 6, 2009. The decreased value of the Hungarian forint made it more difficult for the Hungarian government to raise funds in the government debt market. With a weakened Hungarian forint, new foreign currency loans to Hungarian businesses and consumers declined and Hungarian businesses and consumers have a more difficult time repaying their existing loans denominated in foreign currencies since they need more forint to cover their repayments. With credit squeezed, the Hungarian government, as well as Hungarian businesses and consumers significantly reduced their investments and spending, which in turn has slowed economic growth in Hungary. The Hungarian GDP growth rate for 2009 is estimated to be around -6% to -7%.

Hungary has taken several measures to combat its financial crisis. Hungary reduced its debt issuances for the latter part of 2008 and lowered its government budget deficit target for 2009 to 3.9% of GDP. In October 2008, the European Central Bank (the “ECB”) agreed to lend the National Bank of Hungary up to €6.5 billion to help support liquidity. This has enabled Hungary to provide euro to Hungarian commercial banks, which can swap Hungarian forint for euro. This enables Hungarian banks to fund their foreign currency loans. In addition, in October 2008, in an effort to defend its currency and staunch an investment outflow, the National Bank of Hungary raised its base rate from 8.5% to 11.5%.

In October 2008, the International Monetary Fund (the “IMF”) also announced a funding package pursuant to which the IMF would loan Hungary $12.3 billion in addition to an EU loan of $8.1 billion and a World Bank loan of $1.4 billion. The IMF package includes measures to maintain liquidity as well as sufficient capital for the banking system.

In April 2009, at the G-20 Summit in London, the G-20 Nations agreed to fund the IMF with an additional $750 billion to combat the global economic downturn. These actions have stabilized the euro/forint exchange rate which is currently trading in to the 270 to 275 range. The National Bank of Hungary has gradually lowered its base rate to 8.0% at the end of August 2009.

Effect of Economic and Financial Crisis on

Invitel’s Business and Financial Covenant Compliance

The economic crisis has had an impact on all of our business segments, particularly our Mass Market segments. Our Mass Market Voice business continues to be impacted by a decreasing number of telephone lines and customers migrating to lower cost packages in our historical concession areas as well as reduced usage both in and outside our historical concession areas. In addition, we have seen the growth in our Mass Market Internet business slow reflecting the slowdown in the whole residential fixed broadband market, as the economy takes a toll on consumer spending. While we expect our Mass Market Internet business to grow again in the future as we expect the broadband penetration rate in Hungary to converge to that of Western Europe, we can not predict when such growth will begin or the affect that competition, particularly from cable television operators providing broadband Internet service, will have on our DSL broadband business.

Our Business segment operations have also been impacted by the economy as businesses look to cut expenditures and contract renewals become more competitive. While our Wholesale business continues to grow, mainly because of the expansion of our international activities, this market segment is not immune to the effects of a continuing economic slowdown.

While the Company continues to carefully manage its operating costs and capital expenditure, we cannot at this time predict with certainty the impact such economic conditions will have on our business, both in Hungary and the Central and Eastern European region, with respect to consumer and business spending on our services or on our ability to repay our debt obligations. We do, however, believe that cash provided by our operating activities and our financing activities would provide adequate resources to satisfy our working capital requirements, scheduled principal and interest payments on our debt and our anticipated capital expenditure requirements for the next 12 months. However, in light of the unpredictable economic trends, our ability to generate cash sufficient to meet our existing indebtedness obligations could be adversely affected, and we could be required either to find alternate sources of liquidity or to refinance our existing indebtedness in order to avoid defaulting on our debt obligations.

While we also expect that we would continue to be in compliance with all of the financial covenants that are contained in our financing agreements, there can be no assurance that we will continue to be in compliance with these covenants or that we would be able to obtain covenant relief if such covenant relief should become necessary. The economy has affected our ability to comply with our financial covenants and given us less headroom than we had anticipated. Going forward, our internal business forecasts show an increased risk that we may incur breaches of some of our financial covenants, including our Total Debt/EBITDA, EBITDA/Total Debt Interest Charges and Cash Flow/Total Debt Charges, in future periods. In addition, the financial covenants contained in our debt agreements are primarily euro based. Since approximately 70% of our revenue and 68% of our operating expenses are forint based, we face additional foreign exchange rate risk when we convert our revenue and expenses into euro in order to determine whether we are in compliance with our financial covenants. Failure to comply with these covenants could lead to a default and an acceleration of our debt obligations in future periods.

In order to limit our risk of non-compliance, we have entered into various hedging arrangements to hedge our interest rate and foreign exchange rate risks, which arrangements include interest rate swaps, currency swap agreements and foreign exchange forward agreements. We have also entered into several currency option transactions with BNP Paribas and Calyon. For an aggregate premium of €4.2 million, the banks have insured us against a significant devaluation of the Hungarian forint versus the euro through March 2010.

Although we have hedging arrangements in place, we still face an increased risk of a financial covenant breach in future periods given the current economic outlook in the Central and Eastern European region.

Refinancing

The table below summarizes the maturity dates of, and principal amount of debt outstanding (as of June 30, 2009 and prior to the Debt Restructuring) under, our key debt facilities:

Debt Facility	Year of Maturity	Principal Outstanding (in millions of euro)
Senior Credit Facilities	2011	147.1
2004 Notes	2012	142.0
Subordinated Term Loan	2012	32.0
2006 PIK Notes	2013	170.0
2007 Notes	2013	200.0
Subordinated Shareholder Loan	2013	34.1
Invitel International Indebtedness		11.0
Total		736.2

Given the global economy, the credit markets are still under pressure and our access to credit has been reduced. With our need to refinance our debt in the near future, we face an increased risk in our ability to refinance our debt.

See “Revision of Capital Structure” for a description of the effect of the Debt Restructuring on our debt profile.

Majority Shareholder

Our majority shareholder TDC has been a shareholder of Invitel since 1994. In 2006, Nordic Telephone Company ApS (“NTC”), a Danish entity indirectly owned by investment funds affiliated with five private equity firms, acquired an 88% stake in TDC. Since NTC’s acquisition, TDC strategy has been to focus on its core markets in the Nordic region.

In August 2009, TDC released its financial report for the half year ending June 30, 2009 and reclassified its investment in Invitel as “discontinued operations.”

Analysis of the Debt Restructuring

Given (i) TDC’s strategic focus on its core markets, (ii) the Company’s increased risk in the near-term of a financial covenant breach under its secured Senior Credit Facilities and (iii) an increased refinancing risk, the Company was amenable to pursuing a strategic transaction.

MEP, TDC and the Board of Directors entered into negotiations which resulted in the proposed transactions. The proposed transactions have been reviewed by the independent members of the Board of Directors, as well as the Board of Directors as a whole. A summary of the analysis of the transactions follows, which includes the advantages and disadvantages of the contemplated transactions.

Financial Covenant Headroom – As a result of the negotiations with the banks, the Senior Credit Facilities would be amended to improve the Company’s headroom, particularly in the most critical quarters, which would lower the risk of default. The key proposed changes include the following:

The definition of Total Debt excludes the 2006 PIK Notes and the Subordinated Shareholder Loan. By decreasing the 2004 Notes and/or the 2007 Notes and the Subordinated Term Loan by increasing the Subordinated Shareholder Loan, the Company’s will be in a better position to comply with its financial covenants.

The Senior Debt/EBITDA covenant ratios would be amended by increasing the covenant ratio by 0.1x for each quarterly period up to and including September 30, 2010 and by 0.5x for each subsequent quarterly period. In addition to the extent the Hungarian forint/euro exchange rate falls below 300, mark to market losses in excess thereof will not be included in indebtedness for the purposes of ratio compliance.

The EBITDA/Total Debt Interest Charges ratios would be adjusted as follows: from 3.4x to 3.0x for the 2nd quarter 2010; from 3.45x to 3.25x for the 3rd quarter 2010; and from 3.5x to 3.35x for the 4th quarter 2010.

The definition of Cash Flow for the Cash Flow/Total Debt Charges ratio covenant would be amended to keep cash on the Balance Sheet from the beginning of each relevant 12 month period in the definition of Cash Flow.

The Company would get the right to cure up to two covenants breaches with an equity injection by shareholders.

Similar changes would also be made to the Subordinated Term Loan.

Financial Conditions – To reduce the pressure on the Company’s ability to generate sufficient cash to meet its existing indebtedness obligations in the near term, the Company has decided to conduct the Cash-Paid Notes Offer, which is expected to decrease the Company’s annual cash interest payments in 2010 and 2011. While it is expected that the total debt would decrease at closing, the total debt could increase as early as 2010 due to the non-payment of cash interest on the increased portion of the Subordinated Shareholder Loan, which will accrue interest at the rate of 20% above EURIBOR, which interest will be capitalized.

The table below summarizes the current cash obligations (in millions of euro) from long term debt principal and interest payments.

	2009	2010	2011	2012
Long term debt principal payment	13.24	58.97	67.22	176.27
Long term debt interest payment	5.02	31.89	26.03	21.20

After the consummation of all of the transactions and actions contemplated by the Debt Restructuring Agreement, we expect that the Company’s shorter-term cash obligations will be reduced. However, a substantial portion of our non-cash pay debt will mature in 2013 which would create a significant cash obligation for the Company to the extent that debt remains outstanding at maturity. See “Revision of Capital Structure” below.

New Majority Shareholder – MEP is the leading independent private equity firm focused on the Central and Eastern European region with investments in the telecom sector which would bring regional and industry experience to the Company.

Reduction in Refinancing Risk – We expect that the transactions would result in a substantial reduction in third party debt. MEP has committed to roll-over its 2006 PIK Notes and the Subordinated Shareholder Loan upon maturity under certain circumstances, (see “Summary of Debt Restructuring Agreement and Related Documentation”), as part of a refinancing by the Company, which would substantially lower the amount of debt that would need to be refinanced. In 2012, third party debt would represent a lower percentage of our estimated total debt as compared to the current forecast of third party debt representing approximately 91% of our estimated total debt (€623 million third party debt out of €688 million total debt).

Transaction Costs – The Company expects to incur transaction costs of approximately €10.3 million (of which €8.1 million will be funded by MEP under the Subordinated Shareholder Loan).

Revision of Capital Structure

The following table shows the effect of the Debt Restructuring on the Company’s debt composition (including debt payable to Invitel’s majority shareholder prior to and upon consummation of the transfer of TDC’s ordinary shares in Invitel to MEP). The following table is shown as of June, 30 2009 (a) on an unaudited historical basis and (b) as adjusted basis to reflect the effect of the Debt Restructuring if it occurred as of June 30, 2009. This table should be read in conjunction with the Company’s audited and unaudited consolidated financial statements incorporated by reference in this information statement. The information in the following table is based on certain assumptions regarding the Debt Restructuring set out in the notes below and elsewhere in this information statement.

	As of June 30, 2009 (€ in thousands)
	Historical	As Adjusted
Short term debt(1)	€57,506	€57,506
Long term debt (excluding current portion):
Senior Credit Facilities(2)	98,315	98,315
2004 Notes(3)	141,271	98,771
2007 Notes(3)	200,000	157,500
2006 PIK Notes(4)	169,203	169,203
Subordinated Term Loan(2)(5)	32,000	21,300
Subordinary Shareholder Loan(6)	34,135	125,585
Other indebtedness(7)	11,000	11,000

Total long-term debt (excluding current portion)	685,924	681,674

Total debt	€743,430	€739,180

Total cash-pay debt	€540,092	€444,392

(1)	Includes €8,735 with respect to subsidiary third party debt and €48,771 with respect to the Senior Credit Facilities.
(2)	In connection with the Debt Restructuring, the Company will obtain certain waivers and amendments with respect to the Senior Credit Facilities and the Subordinated Term Loan. The amendments and waivers will (a) allow for the change of majority ownership, (b) improve covenant head room, (c) provide for technical amendments and (d) add an “equity cure” provision.
(3)	As adjusted information assumes the repurchase of at least €85.0 million aggregate principal amount of a combination of 2004 Notes to 2007 Notes in equal proportions. Under the terms of the offer to holders of the 2004 Notes and 2007 Notes being conducted in connection with the debt restructuring, Magyar Telecom B.V. has the discretion to purchase 2004 Notes and 2007 Notes in alternate amounts and allocations.
(4)	2006 PIK Notes reflect accrued amounts on the original €125 million principal amount through June 30, 2009. As of September 30, 2009, the principal amount (including accrued interest) outstanding under the 2006 PIK Notes was €177.6 million.
(5)	In connection with the debt restructuring, €10.7 million of the Subordinated Term Loan will be repaid.
(6)	Upon consummation of the change in ownership, MEP will assume TDC’s obligations under the Subordinated Shareholder Loan. The amount shown in the historical column represents the original principal amount of the Subordinated Shareholder Loan. As of September 30, 2009, accrued amounts on the loan were €38.6 million. In connection with the Debt Restructuring, MEP will provide up to €91.4 million additional borrowings under the loan (on substantially identical terms to the original loan). The proceeds from the additional borrowings will be used by the Company to (a) purchase 2004 Notes and 2007 Notes (see note (2)), (b) repay €10.7 million outstanding on the Subordinated Term Loan (see note (5)) and (c) pay an estimated €8.1 million in fees in connection with the debt restructuring.
(7)	Comprised of third party obligations of Invitel International.

Majority Shareholder

Four of the seven directors on the Board of Directors are employees of TDC who were nominated for election at the request of TDC. TDC currently owns approximately 65% of the outstanding share capital of Invitel (as of October 2, 2009) and TDC is the lender under the €34.1 million Subordinated Shareholder Loan.

Each transaction contemplated by the Debt Restructuring Agreement is inter-conditional upon the closing of the other transactions. TDC is a party to two key agreements. TDC has agreed to sell, and MEP has agreed to purchase, all of TDC’s shares of Invitel, which would result in MEP becoming Invitel’s majority shareholder. In addition, MEP will purchase all of TDC’s rights and obligations under the Subordinated Shareholder Loan, which will be amended and restated, on terms substantially similar to the existing loan agreement and increased by up to €91.4 million.

All four of the directors from TDC, along with the other three directors, have unanimously voted to approve the Debt Restructuring Agreement. TDC has undertaken a commitment to MEP to vote for the Debt Restructuring Agreement and the election of the alternate directors nominated by the Board of Directors at the request of MEP. The vote of TDC, as Invitel’s majority shareholder, for the approval and adoption of the Debt Restructuring Agreement and for the election of the alternate directors would be sufficient to approve both agenda items.

Equity Market Information

As of October 5, 2009, there were 16,725,733 ordinary shares outstanding. Invitel’s American Depositary Shares (“ADSs”) are traded on the NYSE Amex Stock Exchange (“NYSE Amex”) under the ticket symbol “IHO”. On October 2, 2009, the closing sale price for the Invitel’s ADSs on the NYSE Amex was $4.20 per share.

Regulatory Approvals

The consummation of the transactions under the Debt Restructuring Agreement is subject to approval under the antitrust laws of Austria. In addition, a filing will be made to seek approval of the transfer of majority ownership of Invitel to MEP from the antitrust authority in Serbia. To the extent timely regulatory approval is not received in Serbia, the transfer to MEP of a portion of the TDC’s Invitel shares will be delayed, but will occur on or prior to March 31, 2010.

Summary of Debt Restructuring Agreement and Related Documentation

In connection with the Debt Restructuring and the contemplated change in majority ownership of Invitel, Invitel and its subsidiary Magyar Telecom B.V. (“Matel”) have entered into the Debt Restructuring Agreement dated September 30, 2009 with Hungarian Telecom Finance International Limited, an affiliate of MEP (“HTFI”).

The Debt Restructuring Agreement sets out the arrangements among Invitel, Matel and HTFI with respect to the debt restructuring.

Under the agreement, Invitel and Matel agree:

•

to assist MEP to consummate the PIK Notes Tender Offer, and in particular to effect the consent solicitation by the Company to amend the 2006 PIK Notes Indenture in order to eliminate substantially all of the restrictive covenants and related events of default in the 2006 PIK Notes Indenture;

•	to undertake the Cash-Paid Notes Offer;

•	to enter into arrangements with MEP affiliates with respect to the Subordinated Shareholder Loan and to apply the proceeds thereof as described above under “Revision of Capital Structure”; and

•	to conduct its business from the date of the Debt Restructuring Agreement in the manner specified.

In addition, the Debt Restructuring Agreement provides that:

•

If HTCC Holdco I, a subsidiary of Invitel (the “PIK Issuer”), is unable to repay or refinance any amounts due under the 2006 PIK Notes at maturity, HTFI agrees that, in respect of any 2006 PIK Notes acquired by it pursuant to the PIK Notes Tender Offer, upon maturity of the 2006 PIK Notes, HTFI will extend the maturity date, in respect of such amounts that Matel is unable to repay or refinance for a term not to exceed three years; provided that (i) the PIK Issuer and HTFI undertake (in good faith) to negotiate and agree on an exchange or other non-cash refinancing of 2006 PIK Notes held by HTFI on or prior to such maturity and (ii) such exchange or other non-cash refinancing is made on then market terms;

•

If Matel is unable to repay or refinance the Subordinated Shareholder Loan at maturity, HTFI agrees that upon maturity of the Subordinated Shareholder Loan, HTFI will extend the maturity date of the Subordinated Shareholder Loan for a term not to exceed three years; provided that (i) Matel and HTFI undertake (in good faith) to negotiate and agree on an exchange or other non-cash refinancing of the Subordinated Shareholder Loan held by HTFI on or prior to such maturity and (ii) such exchange or other non-cash refinancing is made on then market terms; and

•

In respect of the two prior bullet points, Invitel agrees to undertake or cause the PIK Issuer or Matel to undertake bona fide efforts to refinance the relevant credit instruments in the six month period prior to the relevant maturity dates.

Consummation of the PIK Notes Tender Offer and the Cash-Paid Notes Offer are contingent upon receipt of the consents and waivers under the Senior Credit Facilities and Subordinated Term Loan as described above under “Revision of Capital Structure.”

The foregoing is a brief summary of the terms of the Debt Restructuring Agreement. The Debt Restructuring Agreement contains representations and warranties and covenants with respect to the Company’s business. You should read the Debt Restructuring Agreement in full. See “Incorporation of Exhibits by Reference” for information on how you can obtain a copy of the Debt Restructuring Agreement.

Incorporation of Exhibits by Reference

Invitel currently files reports and other information with the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Securities Exchange Act of 1934, as amended. Invitel’s filings with the SEC are available electronically at http://www.sec.gov. The SEC allows Invitel to “incorporate by reference” information filed with them, which means that Invitel is assumed to have disclosed important information to you when referring you to documents that are on file with the SEC. At the date of this information statement, the documents specifically incorporated by reference herein are:

•	Invitel’s Annual Report for the fiscal year ended December 31, 2008 filed on Form 20-F with the SEC on May 15, 2009;

•	Invitel’s Financial Report for the three and six months ended June 30, 2009 filed on Form 6-K with the SEC on August 6, 2009; and

•	Invitel’s Report on Form 6-K dated October 1, 2009, which includes a form of the Debt Restructuring Agreement and other information with respect to the Debt Restructuring.

Invitel also incorporates by reference any report filed by it with the SEC after the date of this information statement that expressly states that such report shall be incorporated by reference into this information statement. Any statement contained herein or contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this information statement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

Cautionary Statement Concerning Forward-Looking Statements

The information contained herein includes forward-looking statements about the Company. These and all forward-looking statements are only predictions of current plans that are constantly under review by Invitel. Such statements are qualified by important factors that may cause actual results to differ from those contemplated, including those risk factors detailed from time to time in Invitel’s SEC filings, which may not be exhaustive. For a discussion of such risk factors, see Invitel’s filings with the SEC including, but not limited to, its 2008 Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this information statement. Invitel operates in a continually changing business environment, and new risk factors emerge from time to time. Invitel cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on its business or events described in any forward-looking statements. Invitel does not assume an obligation to publicly update or revise any forward-looking statements to reflect the occurrence of future events or circumstances, unless the securities laws require it to do so.

This notice does not constitute or form a part of an offer of securities for sale in the United States (including its territories and possessions, any State of the United States and the District of Columbia). Securities may not be offered or sold into the United States absent registration or an exemption from registration as provided in the U.S. Securities Act of 1933, and the rules and regulations thereunder.

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be a tender for any securities referred to herein in any jurisdiction in which such offer to sell or solicitation of an offer to buy or tender would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any such jurisdiction. The forwarding distribution and reproduction of this notice may be restricted by law in certain jurisdictions and persons into whose possession this notice or other information referred to herein comes should inform themselves about and observe any such restrictions.

Recommendation from Board of Directors

The Board of Directors recommends that shareholders vote FOR the approval and adoption of (i) the Debt Restructuring Agreement and (ii) the consummation of all of the transactions and actions contemplated by the Debt Restructuring Agreement.

Agenda Item #2: The election of four alternate directors to Invitel’s Board of Directors, such alternate directors to serve until Invitel’s 2010 Annual General Meeting.

Background

Pursuant to the Debt Restructuring Agreement, Invitel has agreed to nominate for election four alternate directors designated by MEP (Thierry Baudon, Nikolaus Bethlen, Craig Butcher and Michael Krammer, collectively, the “MEP Alternate Directors”) to Invitel’s Board of Directors to serve until Invitel’s 2010 Annual General Meeting. The MEP Alternate Directors will serve as alternates to the four directors that are employees of TDC (Robert R. Dogonowski, Morten Bull Nielsen, Carsten Dyrup Revsbech and Henrik Scheinemann, collectively, the “TDC Directors”). Following the closing of the transactions contemplated by the Debt Restructuring Agreement, the MEP Alternate Directors will replace the TDC Directors on the Board of

Directors. If, however, the Serbian antitrust approval has not been obtained by that time, then two MEP Alternate Directors will replace two TDC Directors on the Board of Directors, and the remaining two MEP Alternate Directors will replace the remaining two TDC Directors when the second step of the transfer of TDC’s ordinary shares of Invitel is closed,

The other current directors of Invitel (Ole Steen Andersen, Peter Feiner and Jens Due Olsen) are expected to remain on the Board of Directors.

Board of Directors Nominees for Alternate Directors

The Board of Directors proposes election of the following persons as alternate directors: Thierry Baudon (as an alternate director to current director Morten Bull Nielsen); Nikolaus Bethlen (as an alternate director to current director Robert R. Dogonowski); Craig Butcher (as an alternate director to current director Carsten Dyrup Revsbech); and Michael Krammer (as an alternate director to current director Henrik Scheinemann).

The proposed Board of Directors candidates have the following backgrounds:

Thierry Baudon (Age: 55). Mr Baudon is the Managing Partner of Mid Europa Partner Limited and has been with MEP since its inception in 1999. Based in London, he chairs the Investment and Management Committees of the firm. While with MEP, Mr Baudon has been responsible for investments in seven telecommunications operators and has served or is serving on the Boards of Invitel, TIW, Orange Slovakia, Orange Austria, Aster, SBB Telemach, and Calucem. Prior to joining MEP, he headed the International Finance division of the Suez Group and held senior positions with the European Bank for Reconstruction and Development (“EBRD”) and the World Bank/IFC Group. He holds a M.Sc. in Engineering from the Paris Institute of Technology (AgroParisTech), an AMP from INSEAD and a M.A. in Economics and Finance from the Paris-Sorbonne University.

Craig Butcher (Age: 45). Mr. Butcher is a Senior Partner of Mid Europa Partners Limited and has been with MEP since 2001. Based in Budapest, he is responsible for deal origination, execution, and monitoring across the Central and Eastern European region. While with MEP, Mr. Butcher has been responsible for investments in five telecommunications operators and has served or is serving on the Boards of Invitel (2003-2007), Karneval, Ceske Radiokommunikace, T-Mobile Czech Republic, Bité and Wheelabrator. Formerly he worked with the EBRD (1995-2000) and Boston Consulting Group (1991-1993). He holds a B.Sc. (Hons) in Mathematics from Canterbury University, New Zealand, and an MBA from INSEAD.

Nikolaus Bethlen (Age: 32). Mr. Bethlen is an Associate Director of Mid Europa Partners Limited and is based in Budapest. Prior to joining MEP, he worked for Kohlberg, Kravis, Roberts & Co. in London. Prior to joining KKR he was with Morgan Stanley & Co. in its European Mergers and Acquisitions and Capital Markets Departments in London. Mr. Bethlen serves on the Boards of Orange Austria and Ceske Radiokommunikace. He holds a B.A. in Economics from Durham University, England.

Michael Krammer (Age: 49). Mr. Krammer is the Chief Executive Officer of Orange in Austria, a position he has held since October 2007. After graduating from Theresian Military Academy, he has worked for three telecommunications operators: CEO of E-Plus Germany (2006-2007); CCO and later CEO of tele.ring (2002-2006); Director of Customer Care (1998- 2000)

and Executive Director Business Unit Business Customers (2000-2002) for max.mobile. Mr. Krammer started his professional career in 1991 at the automobile association ÖAMTC, where he held several positions, the last one as departmental head Emergency and Information Services.

Recommendation from Board of Directors

The Board of Directors recommends that shareholders vote FOR the election of the nominees named herein as alternate directors.

Yours Sincerely,

Invitel Holdings A/S
The Board of Directors